NEWS RELEASE

Kelso Technologies Inc.
(the “Company” or “Kelso”)	September 12, 2017

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. NEW TECHNOLOGY - HYDRAU-FLO®

Vancouver, British Columbia and Bonham, Texas, – Kelso Technologies Inc. (TSX: KLS) (NYSE American: KIQ) (“Kelso” or the “Company”) reports that the Company has obtained the non-exclusive distribution rights to a proven line of proprietary fueling technologies known as Hydrau-Flo®. The agreement covers the North American markets for a two year period with an option for one additional year. Kelso will concentrate on railroad, military and marine applications.

Hydrau-Flo® products are a suite of mechanical and non-pressurized fuel filling valves that provide safe handling and overfill protection for heavy equipment applications such as locomotives. They offer a low cost solution that can improve fueling times up to 83% adding thousands of additional production hours to equipment fleets. They are designed to prevent overfilling, fuel spillage, waste, fuel theft and remove the risk of tank ruptures from pressure build up during and after filling. Hydrau-Flo® offers excellent wear resistance with proven increases in productivity. It improves the economics of ownership by effectively addressing the key issues of longevity, capacity and efficiency of operations.

James R. Bond, CEO of the Company comments that: “Kelso is very pleased to expand our business enterprise through the distribution of Hydrau-Flo® fueling products. This program represents a unique opportunity for Kelso to participate in fueling technology markets with proven innovative products for our railroad customers. In our initial target market there are approximately 23,000 locomotives in service today. As part of our market analysis over the past eight months we have successfully retrofitted a locomotive at a fueling center in approximately one hour and then fueled at high speed with no fuel leaks demonstrating a significant value proposition for railroad customers. Hydrau-Flo® is also ideally suited for military, marine and other heavy equipment industries where management expects to generate additional multi-million dollar revenue streams for Kelso in the future.”

About Kelso Technologies

Kelso focuses on creating innovative engineered product solutions for a wide range of applications in transportation markets. Our tank car division has successfully created a suite of proprietary equipment used in the safe handling and containment of hazardous materials during transport. Our product strategies concentrate on a wide range of new products that are designed to provide economic benefits and safe operational advantages while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that Hydrau-Flo represents a unique opportunity for Kelso to participate in fueling technology markets with proven innovative products for our railroad customers; that Hydrau-Flo® demonstrates a significant value proposition for railroad customers; and that Hydrau-Flo® is also ideally suited for military, marine and other heavy equipment industries where management expects to generate additional multi-million dollar revenue streams for Kelso in the future. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the Company’s products may not work as well as expected; we may not be able to break in to new markets, because such markets are served by strong and embedded competitors or because of long term supply contracts; and we may not be able to grow and sustain anticipated revenue streams. We may have underestimated the cost of product development and the time it takes to bring products to market; we may not be able to finance our intended product development. Our products may not sell as well as expected, and competitors may offer better or cheaper alternatives to our products. Our technologies may not be patentable, and if patents are granted, we may not protect our investment in intellectual property if our patents are challenged. Our intended technologies may infringe on the intellectual property of other parties. We may not have any parties interested in licensing our technology as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J
www.kelsotech.com